     As filed with the Securities and Exchange Commission on March 31, 2000.

                                                       Registration No. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               -----------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                               -----------------

                                 HEALTHAXIS INC.
             (Exact name of Registrant as specified in its charter)

           Pennsylvania                                    23-2214195
--------------------------------                ------------------------------
 (State or other jurisdiction of                        (I.R.S. employer
  incorporation or organization)                     identification number)

                                 HealthAxis Inc.
                                2500 DeKalb Pike
                             East Norriton, PA 19401
                             Telephone (610)279-2500
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                 Michael Ashker
                      President and Chief Executive Officer
                                 HealthAxis Inc.
                                2500 DeKalb Pike
                             East Norriton, PA 19401
                             Telephone (610)279-2500

            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   Copies to:

      Barry H. Genkin, Esq.                  Michael F. Beausang, Jr., Esquire
Blank Rome Comisky & McCauley LLP            Butera, Beausang, Cohen & Brennan
        One Logan Square                  630 Freedom Business Center, Suite 212
Philadelphia, Pennsylvania 19103                 King of Prussia, PA 19406
    Telephone: (215) 569-5500
    Facsimile (215) 569-5555

         Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. | |

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. | |

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. | |

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. | |


                                               CALCULATION OF REGISTRATION FEE
=========================================================================================================================

                                                                         Proposed           Proposed
                                                                          maximum            maximum           Amount of
               Title of securities                   Amount to be     offering price        aggregate        registration
                to be registered                      Registered         per share       offering price           fee
-------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.10 per share, issuable
upon conversion of debentures..................      1,588,403(1)        $20.34(2)       $32,308,117(2)


Common Stock, par value $.10 per share, issuable
upon exercise of warrants and options..........        861,124(3)          (4)           $ 8,550,954(4)

Total..........................................      2,449,527                           $40,859,071            $10,787
-------------------------------------------------------------------------------------------------------------------------

(1) This Registration Statement covers 1,588,403 shares of HealthAxis Inc. common stock issuable upon the conversion of debentures owned by selling shareholders of which shares may be offered from time to time.
(2) Based upon the maximum conversion price of $20.34 as set forth in the debentures, estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(g) under the Securities Act of 1933, as amended.
(3) This Registration Statement covers 861,124 shares of HealthAxis Inc. common stock issuable upon the exercise of warrants and options owned by selling shareholders of which shares may be offered from time to time.
(4) Based upon the exercise price of $4.48 with respect to 300,000 shares and $3.28 with respect to 20,000 shares, $4.75 with respect to 2,875 shares, $5.00 with respect to 175,667 shares, $7.00 with respect to 10,000 shares, $10.00 with respect to 54,500 shares, $14.625 with respect to 75,000 shares, and $20.34 with respect to 223,082 shares, as set forth in the warrants and options, estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(g) under the Securities Act of 1933, as amended.

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(A) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(A), may determine.

================================================================================

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                   Subject to Completion, Dated March 31, 2000

                                   PROSPECTUS

                                 HEALTHAXIS INC.
                        2,449,527 Shares of Common Stock

         This Prospectus relates to the offering, which is not being underwritten, of 2,449,527 shares of our common stock by some of our current shareholders listed on page 16. We refer to these shareholders as selling shareholders in this document. 1,588,403 of the shares of common stock being sold by these selling shareholders are issuable upon conversion of debentures which were issued on September 14, 1999, including the payment of interest on the debentures. 861,124 of the shares of common stock being sold by these selling shareholders are issuable upon exercise of warrants or options.

         These selling shareholders may sell their HealthAxis Inc. common stock in one or more transactions on the Nasdaq National Market at market prices prevailing at the time of sale or in private transactions at negotiated prices. We will not receive any of the proceeds from the sale of the common stock sold by selling shareholders, except that we may receive the exercise price from the exercise of options and warrants underlying the common stock registered, to the extent the selling shareholders do not utilize the cashless exercise provisions contained in the option or warrant agreements.

         Prospective investors should carefully consider "Risk Factors" beginning on page 2 of this prospectus.

        Our common stock is traded on the Nasdaq National Market under the symbol "HAXS." On March 27, 2000, the last sales price of our common stock as reported on the Nasdaq National Market was $18.5625 per share.


        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.


               The date of this prospectus is _____________, 2000.

                                TABLE OF CONTENTS
                                                                         PAGE
                                                                         ----
Prospectus Summary..........................................................2
Risk Factors................................................................2
Forward Looking Statements.................................................12
Recent Developments........................................................12
The Company................................................................12
Use of Proceeds............................................................15
Selling Shareholders.......................................................16
Plan of Distribution.......................................................19
Description of Securities..................................................21
Experts....................................................................23
Legal Matters..............................................................23
Where You Can Find More Information........................................23





         You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The shareholders selling common stock under this prospectus will not make an offer of their shares in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front page of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

                               Prospectus Summary

         This summary highlights information contained in other parts of this prospectus. It is not complete and may not contain all of the information that you should consider before investing in the shares. You should read the entire prospectus carefully.

         As used in this prospectus, the terms "we," "us," "our" and "HAI" mean HealthAxis Inc. (formerly Provident American Corporation) and its subsidiaries, including HealthAxis, and the term "common stock" means HealthAxis Inc. common stock, $0.10 par value. Additionally, HealthAxis.com, Inc. is referred to as "HealthAxis." Unless otherwise stated, reference to a "year" in this prospectus means our fiscal year, which ends on December 31.

         Our principal executive offices are located 2500 DeKalb Pike, East Norriton, Pennsylvania 19401 and our telephone number is (610) 279-2500.

         HAI's operations are principally those of its subsidiary, HealthAxis. HAI was formerly an insurance holding company and its insurance operations were conducted through its wholly owned subsidiary, Provident Indemnity Life Insurance Company, prior to the sale of this subsidiary in November 1999.

                                  Risk Factors

         You should consider carefully the risks associated with the ownership of our common stock. These risks are described in detail below. You should consider carefully these risk factors, together with all of the other information in this prospectus and the documents we have incorporated by references in the section "Where You Can Find More Information" before you decide to purchase shares of our common stock.

Business Related Risks

Our consumer services group has not had any profits in the past and may not be profitable in the future.

         Since its inception, the consumer services group has incurred significant losses and expects to continue to incur losses on a quarterly and annual basis for the foreseeable future. As of December 31, 1999, the consumer services group had an accumulated deficit of approximately $35.3 million. The consumer services group currently intends:

         o to increase substantially its operating expenses to enhance its website and technology;

         o to fund increased sales efforts and marketing;

         o to establish additional insurance carrier relationships; and

         o to fund increased salaries and other operating costs.

         To the extent that these expenses precede or are not subsequently followed by increased revenues, we may be unable to achieve or maintain profitability on a quarterly or annual basis in the future. We expect negative cash flow from operations to continue for the foreseeable future.

Our consumer services group has a limited operating history so it is difficult to predict its future performance.

         HealthAxis was incorporated in March 1998 and began selling a limited line of health insurance products over the Internet in December 1998. The limited operating history of the HealthAxis' consumer services group makes it difficult to evaluate our future prospects. Furthermore, our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in new, unproven and rapidly evolving markets. We may be successful in addressing these risks. If we are not successful in developing the consumer services group and expanding the application solutions group, we may never attain profitable operations.

If the healthcare industry does not accept our new information technology, or acceptance occurs at a slower pace than anticipated, our profits may be negatively impacted.

         We believe that the claims and administration segment of the healthcare industry has historically under invested in information technology and existing technological platforms have failed to address the unique needs of the healthcare industry. If the conversion from traditional paper methods to electronic information exchange does not continue to occur or this conversion occurs at levels below those we currently anticipate, we would be unable to sell a sufficient amount of our products and services to increase revenues and generate net income. In fact, electronic information exchange and transaction processing by the industry is still developing. In addition, even if industry participants convert to electronic information exchange, they may not elect to use our applications and services.

Competition from other entities with longer operating histories and greater financial resources may have a material adverse effect on our business.

         Although we believe we are the first direct distributor of health insurance which permits customers to purchase and administer insurance policies over the Internet, other competitors have established similar websites. HealthAxis' principal online competitors are Intuit's InsureMarket (www.insuremarket.com), Quotesmith (www.quotesmith.com), Insweb (www.insweb.com) and ehealthinsurance.com (www.ehealthinsurance.com). In addition, in the area of health insurance sales, we will compete with large insurance and financial service companies with established insurance agent networks as well as with independent insurance agents and brokers. Substantially all of our potential competitors have longer operating histories, significantly greater financial, marketing and other resources, greater name recognition and significantly larger existing customer bases than us. These competitors may be able to respond more quickly to changes in consumer preferences and to devote greater resources to the development, promotion and sale of their products or to claims processing services than us. In addition, UICI significantly increased its ownership interest in HealthAxis as a result of the Insurdata merger. Although the existence of UICI as a major shareholder may deter other insurance companies from offering their products over the HealthAxis website in the future, HealthAxis believes UICI's share ownership has not been an impediment to entering into agreements with new insurance companies to date.

         The application solutions group's potential competitors in the healthcare technology area include specialty healthcare information technology companies, software vendors and large data processing and information companies. HealthAxis believes that application solutions group's major competitors include Healtheon/WebMD, RIMS, Erisco, El Dorado, TXEN, a division of Nichols Research Corp., and Amisys Managed Care Systems, Inc., a division of HBOC. The application solutions group also competes with the internal information resources and systems of certain of its prospective and existing clients. These competitors could develop or offer superior functionality with respect to specific or overall applications. Potential and current clients may prefer other features of competitive products or pricing could erode as competition becomes more intense. Some of the application solutions group's current and potential competitors are larger, better capitalized and have greater financial and operating resources than us. In addition, current and potential competitors, including providers of information technology to other segments of the healthcare industry, may establish joint marketing arrangements or other relationships with new competitors that emerge.

If we are unable to continue to secure the additional financing that we need to sustain and expand our business, our business will not succeed.

         We expect that we will be required to raise additional funds over the long-term to sustain and expand our sales, marketing and development activities. We will have to do this in light of the emergence of several well-financed competitors and the ongoing technological enhancements which are necessary in order for us to remain competitive.

         Our current funding commitments for our Internet marketing agreements will be approximately $5.0 million in 2000. Although we believe that the funds previously raised during fiscal 1999 will be sufficient to fund our operations through the first quarter of 2001, unforeseen events may render these funds insufficient. As a result, we may need to seek external debt and/or equity financing. Adequate funds on terms acceptable to us, whether through additional equity financing, debt financing or other sources, may not be available when needed or may result in significant dilution to existing shareholders. The inability to obtain sufficient funds from operations or external sources would jeopardize future operations.

Errors in the applications solutions group's services could detract from the reliability and quality of the application solutions group's information systems, which in turn, would have an adverse effect on our business.

         The claims and administration segment of the healthcare industry demands a high level of reliability and quality from its information systems. Although the application solutions group devotes substantial resources to meeting these demands, its application solutions may, from time to time, contain undetected errors. These errors may result in loss of data, a reduction in the ability to process transactions, or loss of, or delay in, market acceptance of its application solutions. Many of the application solutions group's service agreements contain performance standards, and the application solutions group's inability to meet these standards could result in the early termination of these agreements as well as financial penalties. Because of the importance of the application solutions group's application solutions, errors or delays would have a negative impact on our business.

         We have attempted to limit contractually and through insurance coverage damages arising from negligent acts, errors, mistakes or omissions in rendering our services; however, these contractual protections could be insufficient to protect us from liability for damages in connection with the successful assertion of one or more large lawsuits.

We may be unable to protect our proprietary technology.

         Our success depends to a significant extent on our ability to protect the proprietary and confidential aspects of our software applications and the tradenames associated with them. We rely upon a combination of trade secret, copyright and trademark laws, license agreements, nondisclosure and other contractual provisions and various security measures to protect these proprietary rights. Our software applications are not patented and existing copyright laws offer only limited practical protection. These legal protections afforded to us or precautions we take may be inadequate to prevent misappropriation of our technology or the tradenames associated with them. Any infringement or misappropriation of our proprietary software applications or the related tradenames could have the effect of allowing competitors to use our proprietary information to compete against us. In addition, these limited protections do not prevent independent third-party development of functionally equivalent or superior technologies, products or services.

We may be subject to trademark and service mark infringement claims.

         As competing healthcare information systems increase in complexity and overall capabilities and the functionality of these systems further overlap, we could be subject to claims that our technology infringes on the proprietary rights of third parties. These claims, even if without merit, could subject us to costly litigation and could direct the time and attention of our technical and management teams. Further, if a court determined that we infringed on the intellectual property rights of a third party, we could be required to:

         o  develop non-infringing technology or tradenames,

         o  obtain a license to the intellectual property,

         o stop selling the applications or using names that contain the infringing intellectual property, or

         o  pay substantial damages awards.

We may not be able to develop non-infringing technology or tradenames or to obtain a license on commercially reasonable terms. Any of the above listed potential court-ordered requirements would adversely impact our profits.

         In December 1998, a third party notified Insurdata that it believed Insurdata had infringed upon a common law trademark held by such party through its use of the name "Insur-Web" because a similar name is currently being utilized by the third party. In addition, HealthAxis is attempting to overcome the U.S. Patent and Trademark Office's preliminary denial by negotiating a consent with the party holding the similar mark. This party has verbally agreed to HealthAxis' registration of these marks. Until HealthAxis reaches a final agreement with this party and the U.S. Patent and Trademark Office approves this agreement, HealthAxis can not provide any assurance as to whether it will be successful in overcoming the U.S. Patent and Trademark Office's denial.

A catastrophic loss at our data center could cause significant interruptions.

         The application solutions group's principal computer equipment and application systems are maintained in North Richland Hills, Texas. Although the application solutions group maintains back-up systems in order to continue operations, interruption or loss of our transaction processing capabilities, even for a period of time, could result in a reduction in revenues. The consumer services group and certain key business partners maintain critical computer operations at a single facility. In the event of a catastrophic loss at this facility, resulting in destruction of our computer operations, we would experience a significant interruption of our business until an alternative site is established. Further, contractual limitations relating to those losses or available insurance may be insufficient to compensate us for losses due to our inability to provide services to our clients.

Our failure to meet certain performance standards described in our services agreements could have a material adverse effect on our business.

         Many of our service agreements contain performance standards and the failure by us to meet these standards could result in the termination of these agreements as well as financial penalties, which could have a negative effect on our revenues. If our network infrastructure is unable to support the variety and number of transactions and users anticipated, or if we are unable to maintain performance standards, our business would be negatively effected.

The loss of one or more of the application solutions group's large clients would have a detrimental effect on our financial condition.

         We expect that a small number of clients, including UICI and its subsidiaries, will continue to account for a substantial portion of the application solutions group's total revenues for the foreseeable future. The loss of one or more of these significant clients, or the failure of the application solutions group to generate anticipated revenue from these clients, could have a material adverse effect on our business, results of operations and financial condition.

         UICI, a major shareholder of HealthAxis, and its subsidiaries constitute, in the aggregate, the application solutions group's largest client. UICI and its subsidiaries accounted for approximately 60% of Insurdata's revenues in 1999. A portion of the revenue from UICI in the past was for year 2000 services which were completed during 1999. However, UICI and its subsidiaries are expected to remain HealthAxis' largest client for the foreseeable future. To the extent UICI or its subsidiaries experience financial difficulties, the financial performance of HealthAxis may be negatively impacted. In addition, if UICI sells additional shares of its HAI stock, the value of the HAI stock could be reduced.

Our operations outside of the United States may subject us to additional risks.

         We conduct certain operations related to the conversion of insurance claims information to electronic form in Jamaica through Satellite Image Systems (Jamaica) Limited, a Jamaican subsidiary of HealthAxis Imaging Services, LLC, which is a wholly owned subsidiary of HealthAxis. Foreign operations generally involve greater risks than do operations based solely in the United States. Foreign economies differ favorably or unfavorably from the United States' economy in such respects as the level of inflation and debt, which may result in fluctuations in the value of the country's currency and real property. In addition, there may be less government regulation in various countries, and difficulty in enforcing legal rights outside the United States. Additionally, in some foreign countries, there is the possibility of expropriation or confiscatory taxation, limitations on the removal of property or other assets, political or social instability or diplomatic developments which could affect the operations and assets of U.S. companies doing business in that country. Many of these risks are more pronounced for activities in developing countries, such as Jamaica. Our management has limited experience in the area of foreign operations.

Internet Related Risks

Our future revenues depend upon whether consumers will accept the Internet as a medium for health insurance sales.

         We have limited experience in the online insurance sales business. Online purchases of health insurance policies is a relatively new development, and it is unclear whether the market will accept the Internet as a medium for insurance sales.

         Our future success will depend in part on our ability to significantly increase revenues, which will require the development and widespread acceptance of the Internet as a medium for insurance sales. Consumers who are willing to purchase relatively simple, low cost and low risk items such as compact discs, flowers, books and groceries over the Internet may not be willing to purchase complicated and higher cost items such as health and related insurance policies in the same manner. Further, consumers who buy other items on the Internet may prefer to discuss insurance decisions with an insurance agent in person instead of buying insurance through the Internet. Finally, consumers may be unwilling to divulge highly personal medical information through the Internet.

Our products may not be attractive to enough customers to generate significant revenues.

         Our products, application process, pricing and Internet based claims processing may not be attractive to a sufficient number of users to generate significant revenues to sustain profitable operations. In addition, we may be unable to anticipate, monitor and successfully respond to rapidly changing technology and consumer preferences so as to continually attract and retain a sufficient number of customers. We may also be unable to develop and implement competitively priced products that allow us to attract, retain and expand our customer base.

We depend upon technology licensed from third parties for the success of our operations.

         We rely upon a variety of technology that we license from third parties, including our database and Internet server software, which is used in our website to perform key functions, and the application solutions group's mainframe servers. These third party technology licenses may not continue to be available to us on commercially reasonable terms. Our loss of or inability to maintain or obtain upgrades to any of these technology licenses could result in delays in completing our proprietary software enhancements and new development until equivalent technology could be identified, licensed or developed, and integrated.

Insurance Industry Related Risks

Our success depends in part on our ability to develop new products which respond to changes in the insurance industry.

         Our success will depend in part upon our ability to develop and provide new products that meet consumers' changing health insurance needs and changes in government requirements. During recent years, the health insurance industry has experienced substantial changes, primarily caused by healthcare legislation, originally at the state level, and more recently at the federal level. The introduction of managed care organizations has also affected the health insurance industry. Additionally, over the past several years the rapid growth of health maintenance organizations and preferred provider organizations and the organization of healthcare providers in new ways such as physician hospital organizations, has dramatically changed health insurance sales. Our future success will depend, in part, on our ability to effectively enhance our current products and claims processing capabilities and to develop new products in the changing healthcare environment on a timely and cost-effective basis.

Insurance regulations may increase our costs to maintain compliance.

         The insurance industry is one of the most highly regulated fields. As a result, we are subject, both directly and indirectly, to various laws and governmental regulations relating to our business. State laws also regulate product marketing and advertising on the Internet. Compliance with future rules and regulations could increase our operating costs. Our carrier partners in the various states in which those products are offered must approve the insurance products offered by us. The carrier partners are also subject to extensive supervision and regulation at the state level. We could be adversely affected if our carrier partners are unable to obtain approval for the products that we plan to offer on our website or are otherwise adversely affected by actions taken by state regulatory authorities against any carrier partner.

         Under the Health Insurance Portability and Accountability Act of 1996, the Secretary of Health and Human Services is required to adopt national standards for health information transactions and the data elements used in those transactions. In addition, the Secretary is required to adopt safeguards to ensure the integrity and confidentiality of health information. Violation of the standards is punishable by fines and, in the case of wrongful disclosure of individually identifiable health information, imprisonment. Our proprietary applications are designed to enable compliance with current insurance regulations; however, these regulations could change or new regulations could be adopted, which could require us to expend additional financial and managerial resources in order to comply with any revised or new regulations. Any standards adopted by federal or state governments could have a negative affect on the means by which we process transactions or the availability to and use of claims data by us in providing our services.

         We also face regulatory risk because most of the laws and regulations governing insurance agents contemplate or assume paper-based transactions and do not currently address the delivery of required disclosures or other documents through electronic communications. Additionally, many states have not yet enacted laws or regulations which specifically allow for electronic signatures instead of traditional signatures. Until these laws and regulations are revised to clarify their applicability to electronic commerce, HealthAxis' offering of insurance products and services through the Internet or other means of electronic commerce will be subject to uncertainty as to compliance with these laws and regulations. Our policies and procedures may not be deemed acceptable by any regulatory body examining its activities in light of these potentially different laws and regulations.

Investment Related Risks

UICI may make decisions which some shareholders do not consider to be in their best interest.

         Upon completion of the reorganization of HealthAxis into a wholly owned subsidiary of HAI, UICI will own 43.2% of HAI's outstanding common stock and will have the ability to vote 21.1% of HAI's outstanding common stock. As a result, UICI will have sufficient voting power to influence the outcome of all corporate matters submitted to the vote of shareholders, including:

         o   the election of directors;
         o   changes in the size and composition of the Board of Directors;
         o   mergers;
         o   tender offers; and
         o   open-market purchase programs.

The open-market purchase programs could give shareholders of HAI the opportunity to realize a premium over the then-prevailing market price for their shares. In addition, the concentration of ownership in UICI could have the effect of delaying or preventing a change in control of HAI and may affect the market price of our common stock.

         In connection with the merger of HealthAxis into a wholly owned subsidiary of HAI, it is intended that UICI, HealthAxis, HealthAxis Acquisition Corp, HAI and Michael Ashker, a director and the President and Chief Executive Officer of HAI and HealthAxis and Alvin H. Clemens, the Chairman of HAI and HealthAxis, will enter into a shareholders' agreement which will provide that HAI and UICI will each select three nominees for election as directors and will mutually select three additional nominees. All parties to the agreement will agree to vote all HAI shares owned by them in favor of these nominees.

Two of HAI's officers and directors are also large shareholders and may influence the outcome of matters requiring shareholder approval.

         Alvin H. Clemens, the Chairman of HAI and HealthAxis is also HAI's largest shareholder. As of December 31, 1999, Mr. Clemens owned, either directly or indirectly, 2,499,500 shares (including options) or 18.2% of HAI common stock. These share ownership numbers exclude shares for which Mr. Clemens disclaims beneficial ownership and includes 683,534 shares that Mr. Clemens has the right to acquire pursuant to exercisable options. In addition, in connection with the sale of another subsidiary, HAI transferred 100,000 shares of Series A preferred stock of HealthAxis acquired from the other subsidiary to AHC Acquisition, Inc., a company owned by Mr. Clemens. Accordingly, Mr. Clemens through his ownership interest in HAI and in AHC Acquisition, Inc. could influence the outcome of any matter requiring shareholder approval of HAI, if these matters were deemed by the shareholders of HAI to be in their best interests.

         In addition, Michael Ashker, a director and the President and Chief Executive Officer of HAI and HealthAxis Inc, beneficially owns 718,076 shares of HAI's common stock, including options. In an amended Schedule 13D, dated November 15, 1999, filed by Mr. Ashker, Lynx Capital Group, LLC, Van Kasper & Company, Lynx Tech Fund, L.P., Lynx Healthtech Fund, LLC, Kenneth Brown, Deidre Holt and Edward W. LeBaron, Jr., Mr. Ashker reported sole voting and dispositive power with respect to 394,776 shares of HAI common stock and shared voting and dispositive power with respect to 323,300 shares. Mr. Ashker was the sole manager of Lynx Capital Group, LLC, which acts as an investment advisor to and general partner of Lynx Tech Fund, L.P., which is an investment limited partnership. Mr. LeBaron is currently serving on the Board of Directors of HealthAxis and HAI. Mr. LeBaron reported sole voting and dispositive power with respect to 38,571 shares of HAI common stock. Pursuant to a consulting agreement between HAI and Lynx Capital Group, LLC, Lynx Capital Group, LLC was granted currently exercisable warrants to purchase 400,000 shares of HAI's common stock. Of this amount, Lynx Capital Group, LLC transferred warrants to purchase 300,000 shares of HealthAxis common stock to Mr. Ashker. Mr. Ashker has also been granted options to purchase 991,000 shares of HealthAxis common stock at an exercise price of $1.77, all of which are currently exercisable. Mr. Ashker was also awarded options to purchase 145,000 shares of HealthAxis common stock at an exercise price of $5.77 which are exercisable over a two year period commencing in April, 1999 and options to purchase 55,000 shares of HealthAxis common stock, at an exercise price of $12.00 which are exercisable over a two year period commencing in November 1999, and options to purchase 100,000 shares of HealthAxis common stock, at an exercise price of $15.00 which are exercisable over a two year period commencing in February 2000.

         In addition, Messrs. Ashker and Clemens, by virtue of their positions as trustees of certain voting trusts, have shared voting power with the other trustees over 25.4% of HealthAxis' outstanding capital stock. Accordingly, through their share ownership and positions on the board of directors of HAI, Messrs. Ashker and Clemens could influence the outcome of matters requiring HAI or HealthAxis shareholder approval.

Potential conflicts of interest could arise because some people serve as directors, officers or employees of either HAI or UICI and HealthAxis

         Various conflicts of interest between HealthAxis and HAI could arise because persons serving as directors, officers and employees of both HAI and HealthAxis may have conflicting duties to each. Alvin H. Clemens, the Chairman of HAI, also serves as HealthAxis' Chairman. Michael Ashker, the President, Chief Executive Officer and director of HAI, is President and Chief Executive Officer and a director of HealthAxis. An affiliate of Mr. Ashker is serving on HealthAxis' board of directors and on HAI's board. Ownership interests of HealthAxis' directors and officers in HAI common stock could also create, or appear to create, potential conflicts of interest when these directors and officers are faced with decisions that could have different implications for HAI and for HealthAxis. This is also true with respect to Gregory T. Mutz, Chief Executive Officer of UICI, and Patrick J. McLaughlin, who are directors of HealthAxis and its largest shareholder, UICI. These individuals will become directors of HAI in connection with the merger of HealthAxis into a wholly owned subsidiary of HAI.

Potential conflicts of interest may arise between HealthAxis and UICI regarding the products and services provided by HealthAxis

         Conflicts of interest may arise between HealthAxis and UICI in a number of areas relating to their past and ongoing relationships, including the nature, quality and pricing of services rendered by HealthAxis to UICI and its subsidiaries or by UICI and its subsidiaries to HealthAxis, sales or distributions by UICI of all or any portion of its ownership interest in HAI, or UICI's ability to effect the management and affairs of HealthAxis UICI and HealthAxis may be able to resolve any potential conflict, however, if resolved, HealthAxis may not receive a more favorable resolution than if it were dealing with an unaffiliated party.

None of the HealthAxis' intercompany agreements are subject to arm's-length negotiations.

         Because HealthAxis was a majority-owned subsidiary of HAI, none of the intercompany agreements, including the registration rights agreement transferred to AHC Acquisition Corp., a company owned by Alvin Clemens, the Chairman of HAI and HealthAxis, resulted from arm's-length negotiations. These agreements may include terms and conditions that may be more or less favorable to HealthAxis than terms contained in similar agreements negotiated with third parties.

         As a result of UICI's control of Insurdata Incorporated prior to the merger of Insurdata Incorporated and HealthAxis, none of the terms of Insurdata Incorporated's contracts with UICI and its subsidiaries, including the outsourcing agreement entered into between Insurdata Incorporated and UICI, were subject to arm's-length negotiations between the parties. As a result, these agreements include terms and conditions that may be less favorable to HealthAxis than terms contained in agreements negotiated with third parties.

HAI does not pay cash dividends and does not intend to pay cash dividends in the future.

         HAI has not paid a cash dividend on its common stock since its inception in 1982 and is restricted from declaring and paying dividends by the provisions of a guarantee agreement entered into in connection with a reinsurance agreement between Reassurance Company of Hanover, HAI and a former wholly-owned subsidiary, Provident Indemnity Life Insurance Company. HAI currently intends to retain all earnings to finance the expansion of its business and does not anticipate paying cash dividends in the foreseeable future. In the future, HAI's ability to pay dividends will be dependent upon the ability of its subsidiary, HealthAxis, to pay dividends to HAI. HealthAxis currently intends to retain future earnings, if any, to fund the development and growth of its business. Any future determination to pay cash dividends on its common stock or preferred stock will be at the discretion of the board of directors and will be dependent upon HealthAxis' financial condition, operating results, capital requirements and other such factors as the board of directors deems relevant. In the past, HAI paid cash dividends on its Series A preferred stock at the rate of $0.0636363 per share, per quarter from 1993 to June 30, 1999.

Certain provisions of Pennsylvania law and provisions of HAI's amended and restated articles of incorporation could have an anti-takeover effect and limit the possibility of HAI shareholders disposing of their shares at a premium price.

         Certain provisions of Pennsylvania law and HAI's amended and restated articles of incorporation could make it more difficult for a third party to acquire, or could discourage a third party from attempting to acquire control of the Company. These provisions could limit the price that certain investors might be willing to pay in the future for shares of HAI common stock. HAI's board of directors is not aware of any attempts to take control of HAI and has not presented the proposed amended and restated articles of incorporation with the intent that the increase in authorized shares be used as an anti-takeover device. However, the increase in the authorized capital stock of HAI may prevent or discourage a third party from acquiring control of HAI. These take-over attempts or merger proposals often include an offer to acquire shares of the target company at a higher price than generally available. HAI's board of directors may issue these additional shares of common stock or preferred stock without any additional shareholder approval. If the increase in the authorized shares or the issuance of the authorized shares discourages take-over attempts, shareholders may not have the opportunity to take advantage of these premium prices.

                           Forward Looking Statements

         Some of the information in this proxy statement/prospectus may contain "forward-looking statements." Forward-looking statements can be identified by the use of forward-looking language such as "will likely result," "may," "are expected to," "is anticipated," "estimate," "projected," "intends to" or other similar words.

         These forward-looking statements regarding our business and prospects are based upon numerous assumptions about future conditions, which may ultimately prove to be inaccurate. Actual events and results may materially differ from anticipated results described in those statements. These forward-looking statements involve risks and uncertainties that are described in detail under "Risk Factors" and elsewhere in this prospectus:

         Any one or a combination of these factors could have a material adverse effect on our business, financial condition and results of operations. These forward-looking statements represent our judgment as of the date of this proxy statement/prospectus.

                               Recent Developments

         On January 26, 2000, HAI and HealthAxis entered into an Agreement and Plan of Reorganization and Agreement and Plan of Merger pursuant to which HAI will acquire all of the outstanding shares of HealthAxis it does not currently own through the merger of HealthAxis with a wholly-owned subsidiary of HAI. In connection with this reorganization, on February 11, 2000, HAI filed a Registration Statement on Form S-4 with the Securities and Exchange Commission to seek shareholder approval of the reorganization and register the HAI common stock to be issued to the HealthAxis shareholders.

                                   The Company

         HAI's operations are principally those of its subsidiary, HealthAxis. HAI was formerly an insurance holding company and its insurance operations were conducted through its wholly owned subsidiary, Provident Indemnity Life Insurance Company, prior to the sale of this subsidiary in November 1999.

         HealthAxis is a leading online insurance provider of fully integrated, end-to-end solutions for health insurance distribution and administration which utilize the Internet. HealthAxis serves both consumers and insurance companies that underwrite policies, independent entities that administer claims processing and payment, Blue Cross/Blue Shield plans and self-insured employers. These entities are referred to as payers in this document. HealthAxis' consumer services group is an online retailer of health insurance products and related consumer services. HealthAxis' application solutions group offers a platform of Internet based software applications and services to payers designed to enhance the efficiency and effectiveness of the claims administration, benefits enrollment, benefits maintenance and data capture activities involved in the administration of health insurance. The application solutions group also provides the administrative backbone for the consumer services group thereby creating a full service, Internet-based insurance agency.

         Through its consumer-oriented website, www.healthaxis.com, HealthAxis offers consumers access to educational materials, personal profiling tools, instant quotes, and the ability to purchase health insurance entirely within the online environment. The HealthAxis website guides a consumer through every step in the health insurance purchase process, from education and price quotation through enrollment and post sale service. HealthAxis believes that no other insurance website currently matches HealthAxis' ability to cover all pre- and post-sale activities completely online. HealthAxis believes that its consumer-focused online distribution service enhances both the decision-making and purchasing experience, by giving prospective customers relevant, personalized and real-time information along with the convenience of shopping online 24 hours a day, seven days a week. HealthAxis believes its website provides a superior decision-making and purchasing experience to those currently available through either the traditional distribution system or online competitors.

         HealthAxis does not underwrite insurance, but functions strictly as an online insurance agency. By selling directly to consumers via the Internet, HealthAxis can significantly reduce the cost of product distribution as compared to the traditional agent-based distribution system. HealthAxis targets the individual and small group health insurance markets through its website, www.HealthAxis.com. (References in this document to consumers or customers refer to individuals as well as small groups served by the website.) HealthAxis' website is accessible directly, or through one of the Internet portals with which HealthAxis entered into agreements. HealthAxis will target the large group market with ancillary insurance products by cross-selling into the application solutions group's client base of large group employers.

         HealthAxis' consumer services group has entered into carrier partner agreements with 12 insurance companies, including Aetna US HealthCare, Aegon, UICI, US Life, WellPoint Health Network Inc. and Fortis Health. HealthAxis has also entered into a national marketing alliance with the National Blue Cross and Blue Shield Association. These insurance companies which have entered into agreements with HealthAxis are referred to as carrier partners. These carrier partners have agreed to distribute health insurance products online through the HealthAxis website. HealthAxis' network of carrier partners provides products that are available in all 50 states and the District of Columbia, including major, individual and small group medical, dental, vision, life, prescription drug and disability insurance. Individual medical from WellPoint, major medical from Celtic and Ceres Group, small group medical from Aetna, dental/vision from Security Life, short term medical and student medical plans from Fortis, and a prescription drug benefit card plan offered by Aegon are currently available for purchase on the HealthAxis website. HealthAxis intends to regularly add new plans and new carriers to its website. HealthAxis' objective is to offer its customers a choice of carriers in each market.

         HealthAxis' application solutions group provides integrated proprietary software applications that address the workflow and processing inefficiencies embedded in the healthcare insurance industry. The software enables carriers, independent entities that administer claims processing and payments and large group employers to reduce costs and improve customer service through the use of online benefits enrollment and administration services. These software applications increase the efficiency of a client's operations by eliminating paper-based processes and improving the client's ability to capture, process and share data with plan members and other industry participants within the healthcare system. These products, in conjunction with HealthAxis' online distribution capabilities, create an Internet based insurance agency which provides all the services of a traditional insurance agency without assuming any underwriting risk.

         The application solutions group offers the suite of proprietary integrated workflow and business software applications described below:

         Insur-Web is HealthAxis' technology that provides an Internet gateway to the application solutions group's other proprietary business applications. Insur-Web allows clients to provide direct access to their systems and data within a secure environment thereby lowering transaction costs and shortening cycle times for their constituent users. This application can also be used to enable a payor's own legacy system to utilize the Internet.

         Insur-Image is a seamless scanning optical character recognition and data verification workflow system specifically engineered for claims processing that enables payors to create a paperless environment.

         Insur-Voice is a scaleable, flexible, interactive voice response system that provides employees, providers and employers 24-hour access to information thereby improving service while reducing customer service costs.

         Insur-Enroll is an Internet and interactive voice response enabled enrollment and eligibility function which provides 24-hour interactive enrollment, eligibility and life event management and supports an unlimited number of benefit plans including, health, dental, life, vision, accident and disability, and medical and dependent care flexible spending accounts.

         Insur-Admin is a comprehensive benefits administration system that features enrollment, group and individual billing and premium collection and reconciliation for third-party administrators, insurers, self-administered groups, health plan network managers and healthcare purchasing cooperatives.

         Insur-Claim is a comprehensive claims processing system for health, dental, vision, short-term disability, executive reimbursement and medical and dependent care flexible spending accounts and includes auto adjudication and preferred provider organization repricing functions. A rules-based approach allows Insur-Claim to be fully customized, which allows the system to handle complex benefit structures and provider reimbursement arrangements.

         In addition, the application solutions group offers the following products and services:

         Systems Integration and Technology Management Services which provide clients with cost-effective design, development and implementation of technical solutions for healthcare organizations and consist of four primary offerings: information technology planning, multi-vendor system integration, application software maintenance and workflow automation.

         Imaging and Electronic Data Capture Services which provide outsourcing services to efficiently convert paper healthcare claims into electronic transactions. Additionally, HealthAxis provides mailroom services to sort incoming healthcare claim forms prior to imaging.

         Web Based Image Storage and Retrieval which provides claims image retrieval services via the Internet from a standard desktop personal computer using a web browser.

         The application solutions group's clients include large insurance carriers, Blue Cross and Blue Shield organizations, independent entities that administer claims processing and payment, self-funded employers, and other industry participants. The application solutions group also offers systems integration, technology management and data capture services to these same customer client groups.

         The application solutions group has over 20 years of experience building software applications and developing systems for the healthcare payor industry. The application solutions group's current client base represents approximately 800,000 insured lives (excluding covered dependents) enrolled under the proprietary software applications and approximately 2,000,000 claims per month through the data capture services.

                                 Use of Proceeds

         All net proceeds from the sale of HAI common stock will go to the shareholders selling common stock under this prospectus. We will not receive any proceeds from the sale of the common stock sold by the selling shareholders, except that we will receive the exercise price from the exercise of options and warrants underlying the common stock registered. The proceeds from the exercise of the options and warrants will be used for working capital and other general corporate purposes.

                              Selling Shareholders

         The following table provides certain information regarding the beneficial ownership of our common stock by the shareholders selling common stock under this prospectus prior to and after the offering. Beneficial ownership is determined under the rules of the SEC, and generally includes voting or investment power with respect to securities.

                                         #-of-Shares        #-of-Shares       # of Shares    Percent of Shares
                                        Owned Prior to     Being Offered       Owned After       Owned-After
Selling Shareholder                      the Offering        for Sale         the Offering       the Offering
--------------------------------------------------------------------------------------------------------------
Brown Simpson
Strategic Growth Fund, L.P.                131,744          131,744(1)(18)           --                 --

Brown Simpson
Strategic Growth Fund, Ltd.                592,850          592,850(2)(18)           --                 --

Brown Simpson-ORD
Investments LLC                             98,808           98,808(3)(18)           --                 --

LB I Group Inc.                            658,722          658,722(4)(18)           --                 --

Royal Bank of Canada                       329,361          329,361(5)(18)           --                 --

Arden O. French, Jr.                        45,090           45,090(6)               --                 --

Paul J. Klimczak                            65,274           65,274(7)               --                 --

Judith D. Gordon                            48,803           48,803(8)               --                 --

Roger McConnell                             24,728           24,728(9)               --                 --

Charles D. Phillips                         22,841           22,841(10)              --                 --

Calvin R. Sulak                             40,147           40,147(11)              --                 --

Michael S. Nickols                          25,328           25,328(12)              --                 --

Donald Snelling                             45,831           45,831(13)              --                 --

America Online Inc.                        300,000          300,000(14)              --                 --

Linda G. Robinson                            9,000            9,000(15)              --                 --

Kenneth Lerer                                9,000            9,000(16)              --                 --

Walter Montgomery                            2,000            2,000(17)              --                 --


(1) Represents 115,520 shares of common stock which may be acquired upon the conversion of the 2% Convertible Debentures dated September 14, 1999, with a conversion ratio of $20.34, subject to adjustment, per share and 16,224 shares of common stock subject to a warrant dated September 14, 1999 which has an exercise price of $20.34, subject to adjustment.

(2) Represents 519,841 shares of common stock which may be acquired upon the conversion of the 2% Convertible Debentures dated September 14, 1999, with a conversion ratio of $20.34, subject to adjustment, per share and 73,009 shares of common stock subject to a warrant dated September 14, 1999 which has an exercise price of $20.34, subject to adjustment.

(3) Represents 86,640 shares of common stock which may be acquired upon the conversion of the 2% Convertible Debentures dated September 14, 1999, with a conversion ratio of $20.34, subject to adjustment, per share and 12,168 shares of common stock subject to a warrant dated September 14, 1999 which has an exercise price of $20.34, subject to adjustment.

(4) Represents 577,601 shares of common stock which may be acquired upon the conversion of the 2% Convertible Debentures dated September 14, 1999, with a conversion ratio of $20.34, subject to adjustment, per share and 81,121 shares of common stock subject to a warrant dated September 14, 1999 which has an exercise price of $20.34, subject to adjustment.

(5) Represents 288,801 shares of common stock which may be acquired upon the conversion of the 2% Convertible Debentures dated September 14, 1999, with a conversion ratio of $20.34, subject to adjustment, per share and 40,560 shares of common stock subject to a warrant dated September 14, 1999 which has an exercise price of $20.34, subject to adjustment.

(6) Mr. French is a former insurance agent of Provident Indemnity Life Insurance Company, a former subsidiary of HAI. Represents 45,090 shares of common stock issuable upon the conversion of options for 31,450 shares at an exercise price of $5.00, 2,975 shares at an exercise price of $10.00 and 10,665 shares at an exercise price of $14.625 per share.

(7) Mr. Klimczak is a former insurance agent of Provident Indemnity Life Insurance Company, a former subsidiary of HAI. Represents 65,274 shares of common stock issuable upon the conversion of options for 31,167 shares at an exercise price of $5.00, 17,000 shares at an exercise price of $10.00 and 17,107 shares at an exercise price of $14.625 per share.

(8) Ms. Gordon is a former insurance agent of Provident Indemnity Life Insurance Company, a former subsidiary of HAI. Represents 48,803 shares of common stock issuable upon the conversion of options for 24,650 shares at an exercise price of $5.00, 2,500 shares at an exercise price of $4.75, 10,000 shares at an exercise price of $7.00, 2,975 shares at an exercise price of $10.00, and 8,678 shares at an exercise price of $14.625 per share.

(9) Mr. McConnell is a former insurance agent of Provident Indemnity Life Insurance Company, a former subsidiary of HAI. Represents 24,728 shares of common stock issuable upon the conversion of options for 16,150 shares at an exercise price of $5.00, 2,975 shares at an exercise price of $10.00 and 5,603 shares at an exercise price of $14.625 per share.

(10) Mr. Phillips is a former insurance agent of Provident Indemnity Life Insurance Company, a former subsidiary of HAI. Represents 22,841 shares of common stock issuable upon the conversion of options for 319 shares at an exercise price of $4.75, 13,600 shares at an exercise price of $5.00, 2,975 shares at an exercise price of $10.00 and 5,947 shares at an exercise price of $14.625 per share.

(11) Mr. Sulak is a former insurance agent of Provident Indemnity Life Insurance Company, a former subsidiary of HAI. Represents 40,147 shares of common stock issuable upon the conversion of options for 16,150 shares at an exercise price of $5.00, 14,450 shares at an exercise price of $10.00 and 9,547 shares at an exercise price of $14.625 per share.

(12) Mr. Nickols is a former insurance agent of Provident Indemnity Life Insurance Company, a former subsidiary of HAI. Represents 25,328 shares of common stock issuable upon the conversion of options for 16,150 shares at an exercise price of $5.00, 2,975 shares at an exercise price of $10.00 and 6,203 shares at an exercise price of $14.625 per share.

(13) Represents 45,831 shares of common stock issuable upon conversion of options assigned to Mr. Snelling including: 56 shares at an exercise price of $4.75, 26,350 shares at an exercise price of $5.00, 8,175 shares at an exercise price of $10.00 and 11,250 shares at an exercise price of $14.625.

(14) Represents 300,000 shares of common stock which may be acquired upon exercise of a warrant dated November 13, 1998 with an exercise price of $4.48.

(15) Represents 9,000 shares of common stock which may be acquired upon exercise of a warrant dated as of September 16, 1998 with an exercise price of $3.28 per share.

(16) Represents 9,000 shares of common stock which may be acquired upon exercise of a warrant dated as of September 16, 1998 with an exercise price of $3.28 per share.

(17) Represents 2,000 shares of common stock which may be acquired upon exercise of a warrant dated as of September 16, 1998 with an exercise price of $3.28 per share.

(18) In connection with this purchase of our convertible debentures, we entered into a registration rights agreement which requires us to register 110% of the number of shares of common stock which the debentures could be currently converted into plus interest thereon paid in the form of stock as well as 110% of the number of shares issuable upon the exercise of the warrants. For purposes of this calculation and for determining the amount of securities to be registered in connection with the conversion of the debentures and warrants, we utilized the conversion and/or exercise price of $20.34.

                              Plan of Distribution

         The shareholders selling common stock under this prospectus, or their pledgees or transferees, may offer their shares of our common stock at various times through dealers or brokers or other agents or directly to one or more purchasers in one or more of the following transactions:

   o on the Nasdaq National Market or other exchange on which the common stock may be listed for trading;
   o   in the over-the-counter market;
   o   in privately negotiated transactions;
   o   in brokerage transactions;
   o   put or call option transactions;
   o   in short sales; or
   o   in a combination of any of the above transactions.

         The shareholders selling common stock under this prospectus may sell their shares:

   o   at market prices prevailing at the time of sale;
   o   at prices related to those prevailing market prices; or
   o   at negotiated prices.

         These selling shareholders may use brokers, dealers or other agents to sell their shares. If this happens, the brokers, dealers or other agents may receive discounts, concessions or commissions from the shareholders, or they may receive commissions from purchasers of common stock for whom they acted as agents. The discounts, concessions or commissions as to a particular broker, dealer or other agent may be in excess of those customary in the type of transaction involved.

         The selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with those transactions, broker-dealers or other financial institutions may engage in short sales of the common stock or of securities convertible into or exchangeable for the common stock in the course of hedging positions they assume with the selling stockholders. The selling stockholders may also enter into options or other transactions with broker-dealers or other financial institutions which require the delivery to those broker-dealers or other financial institutions of the common stock offered by this prospectus, which common stock the broker-dealers or other financial institutions may resell pursuant to this prospectus (as amended or supplemented to reflect the transaction).

         This prospectus also may be used, with our consent, by donees or pledgees of the shareholders selling common stock under this prospectus, or by other persons acquiring common stock from these shareholders and who wish to offer and sell that common stock under circumstances requiring or making desirable its use. To the extent required, we will file, during any period in which offers or sales are being made, one or more supplements to this prospectus to set forth:

   o   the names of donees or pledgees of the shareholders;
   o   the number of shares of common stock involved;
   o   the price at which those shares are sold;
   o the commissions paid or discounts or concessions allowed, where applicable; and
   o any other material information with respect to the plan of distribution not previously disclosed.

         Upon a selling shareholder notifying HAI that any material arrangement has been entered into with a broker-dealer for the sale of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing:

   o the name of each selling stockholder and of the participating broker-dealer;
   o the number of shares involved; C the initial price at which the shares were sold;
   o the commissions paid or discounts or concessions allowed to the broker-dealer(s), where applicable;
   o that the broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and
   o   other facts material to the transactions.

         Additionally, upon a selling shareholder notifying HAI that a donee or a pledgee intends to sell more than 1,000 shares, HAI may file a supplement to this prospectus.

         Neither HAI nor the shareholders selling common stock under this prospectus can presently estimate the amount of this compensation. We know of no existing arrangements between any shareholder and any other shareholder, broker, dealer or other agent relating to the sale or distribution of the common stock. Under applicable rules and regulations under the Securities Exchange Act, any person engaged in a distribution of any of the common stock may not simultaneously engage in market activities with respect to the common stock for the applicable period under Regulation M prior to the commencement of that distribution.

         The shareholders selling common stock under this prospectus will be subject to applicable provisions of the Securities Exchange Act and its rules and regulations, including without limitation Rule 10b-5 and Regulation M, which may limit the timing of purchases and sales of any of the common stock by those shareholders. All of this may affect the marketability of the common stock.

         We will pay substantially all of the expenses incident to this offering other than commissions, concessions and discounts of brokers, dealers or other agents or the legal fees of the selling shareholders' counsel. Each shareholder selling common stock under this prospectus may indemnify any broker, dealer, or other agent that participates in transactions involving sales of the common stock against certain liabilities, including liabilities arising under the Securities Act. We have agreed to indemnify certain of the selling shareholders and may agree to indemnify any statutory "underwriters" and controlling persons of those "underwriters" against certain liabilities, including certain liabilities under the Securities Act. In order to comply with certain states' securities laws, if applicable, the common stock will be sold in those jurisdictions only through registered or licensed brokers or dealers.

                            Description of Securities

         Upon shareholder approval and filing with the Commonwealth of Pennsylvania of the amended and restated articles of incorporation, the description of the securities of HAI shall be as follows:

         Description of HAI Capital Stock. The authorized capital stock of HAI will consist of 1,900,000,000 shares of common stock $.10 par value, and 100,000,000 shares of preferred stock, $1.00 par value.

         HAI Common Stock. As of March 20, 2000, there were approximately 13,087,618 shares of HAI common stock outstanding held of record by approximately 3,200 shareholders. HAI common stock is listed and traded on the NASDAQ National Market under the symbol "HAXS." Holders of HAI common stock are entitled to one vote per share on all matters to be voted upon by the shareholders. The shareholders may not cumulate votes in connection with the election of directors. The HAI articles of incorporation provide that a director may only be removed from office for cause and by the vote of at least 65% of the votes entitled to be cast at an annual or regular election. The holders of HAI common stock are entitled to receive ratably dividends, if any, declared from time to time by the HAI board of directors out of funds legally available for dividends. In the event of a liquidation, dissolution or winding up of HAI, the holders of HAI common stock are entitled to share ratably in all assets remaining after payment of liabilities. The HAI common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the HAI common stock. All outstanding shares of HAI common stock are fully paid and non-assessable.

         HAI Preferred Stock. HAI has 100,000,000 shares of HAI preferred stock authorized and no shares are outstanding. The HAI board of directors has the authority to issue the shares of HAI preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon any unissued and undesignated shares of HAI preferred stock and to fix the number of shares constituting any series and the designations of such series, without any further vote or action by the shareholders. Although it presently has no intention to do so, the HAI board of directors, without shareholder approval, can issue HAI preferred stock with voting and conversion rights which could adversely affect the voting power or other rights of the holders of HAI common stock. The issuance of HAI preferred stock may have the effect of delaying, deferring or preventing a change in control of HAI.

         HAI Transfer Agent and Registrar. The transfer agent and registrar for the HAI common stock is ChaseMellon Shareholder Services LLP, 450 West 33rd St., 10th Floor, New York, NY 10001 and its telephone number is (212) 273-8016.

         Indemnification. As of October 6, 1999, we entered into a registration rights agreement with certain selling shareholders that were previously our insurance agents. In the registration rights agreement, we agreed to indemnify these selling shareholders against all losses, claims, damages, liabilities and expenses caused by any untrue statement of material fact, alleged untrue statement of material fact or omission of a material fact required to be stated to make the statement not misleading contained in any registration statement, prospectus, or any amendment of the registration statement or prospectus. However, we are not obligated to indemnify these selling shareholders if the material misstatement or omission were caused by or contained in any information furnished in writing to us by these selling shareholders expressly for use in the registration statement, prospectus or amendment of the registration statement or prospectus. Additionally, these selling shareholders have agreed to indemnify us against all losses, claims, damages, liabilities and expenses caused by any untrue statement of material fact, alleged untrue statement of material fact or omission of a material fact required to be stated to make the statement not misleading that was contained in any information furnished in writing to us by these selling shareholders expressly for use in the registration statement, prospectus or amendment of the registration statement or prospectus.

         On September 14, 1999, we entered into a registration rights agreement with certain selling shareholders including Brown Simpson Strategic Growth Fund, L.P., Brown Simpson Strategic Growth Fund, Ltd., and Brown Simpson-ORD Investments LLC, LB I Group Inc. and Royal Bank of Canada who concurrently purchased our securities. In the registration rights agreement, we agreed to indemnify these selling shareholders against all losses, claims, damages, liabilities and costs relating to any untrue statement of material fact, alleged untrue statement of material fact or omission of a material fact required to be stated to make any statement not misleading contained in any registration statement, prospectus, or any amendment of the registration statement or prospectus. We also agreed to indemnify these selling shareholders for any violation of any law, including state and federal securities laws. However, we are not obligated to indemnify these selling shareholders if the material misstatement or omission upon which we reasonably relied were caused by or contained in any information furnished in writing to us by these selling shareholders expressly for use in the registration statement, prospectus or amendment of the registration statement or prospectus.

         Additionally, these selling shareholders have agreed to indemnify us against all losses, claims, damages, liabilities and expenses caused by any untrue statement of material fact, alleged untrue statement of material fact or omission of a material fact required to be stated to make the statement not misleading upon which we reasonably relied and which was contained in any information furnished in writing to us by these selling shareholders expressly for use in the registration statement, prospectus or amendment of the registration statement or prospectus. These selling shareholders will not have to indemnify us against any misstatement or omission regarding the selling shareholders' proposed method of distribution unless the misstatement or omission was reviewed and approved in writing by these selling shareholders. These selling shareholders are not required to indemnify us for the cost of settling any proceeding unless the settlement was previously approved, in writing, by these selling shareholders. Additionally, the liability of these selling shareholders for any indemnification of the selling shareholder may not exceed the net proceeds received by these selling shareholders upon the sale of securities that giving rise to the indemnification obligation.

         On November 13, 1998, we entered into a registration rights agreement with America Online Inc. pursuant to which we agreed to indemnify this selling shareholder against any losses, claims, damages or liabilities relating to any untrue statement of material fact or omission of material fact necessary to make the statements not misleading. We are not required to indemnify the selling shareholder for any liabilities for any statement made in reliance upon written information furnished to the Company by the selling shareholder for the purpose of preparing the registration statement. The selling shareholder agreed to indemnify us against all liabilities caused by any untrue statement or omission of material fact upon which we reasonably relied and that was contained in any information furnished in writing to us by this selling shareholder expressly for use in the registration statement.

                                     Experts

         The consolidated financial statements of HealthAxis Inc and Subsidiaries as of December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999 incorporated by reference in this Registration Statement on Form S-3 have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their report incorporated herein by reference, and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in accounting and auditing.

         The consolidated financial statements of Insurdata Incorporated at December 31, 1998 and 1999 for each of the three years in the period ended December 31, 1999 included in HAI's Form 8-K dated March 31, 2000, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.


                                  Legal Matters

         Butera, Beausang, Cohen & Brennan, King of Prussia, Pennsylvania, will give its opinion as to the validity of the shares of common stock offered by the shareholders selling common stock under this prospectus.


                       Where You Can Find More Information

         We file annual, quarterly and special reports, proxy statements and other information with the SEC under the Securities Exchange Act. You may read and copy any reports, statements and other information we file with the SEC at the SEC's public reference room at 450 Fifth Street, NW, Washington, D.C., 20549 and at the SEC's regional offices in Illinois and New York. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available on the SEC's Internet site (http://www.sec.gov). You may also inspect our SEC filings and other information concerning HealthAxis Inc. at the offices of the Nasdaq National Market, 1735 K Street, NW, Washington, D.C. 20006-1500.

         We have filed a registration statement on Form S-3 to register the shares of common stock offered under this prospectus. This prospectus is a part of the registration statement on Form S-3 and constitutes our prospectus as allowed by SEC rule. This prospectus does not contain all the information you can find in the registration statement on Form S-3 or the exhibits to the registration statement on Form S-3.

         The SEC also allows us to "incorporate by reference" the information we file with the SEC, which means we can disclose information to you by referring you to another document filed separately with the SEC. Information incorporated by reference is deemed to be part of this prospectus. Later information filed by us with the SEC updates and supersedes this prospectus.

         This prospectus incorporates important business and financial information about HealthAxis Inc. that is not included in or delivered with this prospectus. Copies of any of that information are available without charge to any person to whom this prospectus is delivered, upon written or oral request. Written requests for those documents should be directed to the Secretary, HealthAxis Inc., 2500 DeKalb Pike, East Norriton, PA 19401, and telephone requests may be directed to Mr. Francis L. Gillan, III at (610) 279-2500.

         We incorporate by reference the documents listed below which we previously filed with the SEC and all amendments to such documents:

         1. Our annual report on Form 10-K for the year ended December 31, 1999, which we filed on March 30, 2000.

         2. Our current report on Form 8-K reporting the sale of Provident American Life and Health Insurance Company to Central Reserve Life Insurance Company/Reinsurance of group medical and life insurance business which we filed on January 15, 1999.

         3. Our current report on Form 8-K/A updating information contained in periodic reports filed during 1998 and reporting additional transactions which occurred after September 30, 1998, which we filed on January 19, 1999.

         4. Our current report on Form 8-K reporting HealthAxis' private placement of $8.8 million of Series C Preferred Stock to a group of accredited investors, which we filed on April 30, 1999, and amendment on Form 8-K/A, which we filed on May 14, 1999.

         5. Our current report on Form 8-K reporting HealthAxis' private placement of $6.2 million of common stock to a group of accredited investors, which we filed on May 14, 1999.

         6. Our current report on Form 8-K reporting several transactions including the resolved disputes between HAI and HealthAxis, and HealthPlan Services, Inc. and HealthPlan Services Corporation, which we filed on June 22, 1999, and amendment on Form 8-K/A, filed on June 29, 1999.

         7. Our current report on Form 8-K reporting the private placement of 333,334 shares of Series D Preferred Stock of HealthAxis for an aggregate purchase price of $4 million to an accredited investor, which we filed on July 26, 1999.

         8. Our current report on Form 8-K reporting the Stock Purchase Agreement to sell all outstanding shares of common stock of Provident Indemnity Life Insurance Company to AHC Acquisition, Inc., which we filed on August 27, 1999.

         9. Our current report on Form 8-K reporting a $27.5 million private placement of 2% convertible notes, which we filed on September 22, 1999.

         10. Our current report on Form 8-K reporting the private placement of 3,846,003 shares of common stock by HealthAxis to accredited investors and the signing of the merger agreement between HealthAxis and Insurdata and their parent corporations, which we filed on December 8, 1999.

         11. Our current report on Form 8-K reporting the sale of Provident Indemnity Life Insurance Company to AHC Acquisition, Inc., which we filed on December 9, 1999.

         12. Our current report on Form 8-K reporting the consummation of the merger of Insurdata Incorporated with and into HealthAxis which we filed on January 21, 2000, and amendment on Form 8-K/A, filed on February 17, 2000.

         13. Our current report on Form 8-K reporting the execution of the reorganization and merger agreement between HAI, HealthAxis and a wholly owned subsidiary of HAI and the amendment to HAI's amended and restated Articles of Incorporation changing the name of the company from Provident American Corporation to HealthAxis Inc., which we filed on February 1, 2000.

         14. Our current report on Form 8-K containing the audited financial statements of Insurdata Incorporated which we filed on March 31, 2000.

         All documents we file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act after the date of this prospectus until this offering is completed will be deemed to be incorporated by reference in this prospectus and to be a part of this prospectus from the date that document is filed.

================================================================================



                                2,449,527 Shares







                                 HEALTHAXIS INC.






                                  Common Stock






                                 --------------

                                   PROSPECTUS
                                 --------------







                 The date of this Prospectus is _________, 2000
================================================================================

                                     PART II

                     Information Not Required in Prospectus


Item 14.  Other Expenses of Issuance and Distribution.

         The following table sets forth the estimated expenses in connection with the issuance and distribution of the securities being registered, all of which are being borne by the Registrant.


           Securities and Exchange Commission Registration Fee........................       $  10,787 *
                                                                                             -----------
           Accounting Fees and Expenses...............................................          25,000**
                                                                                             -----------
           Legal Fees and Expenses....................................................          20,000**
                                                                                             -----------
           Printing and Engraving Expenses............................................           5,000**
                                                                                             -----------
           Blue Sky Fees and Expenses.................................................            0   **
                                                                                             -----------
                             Total....................................................       $  60,787**
                                                                                             ===========

------------------------
*    Actual
**   Estimated


Item 15. Indemnification of Directors and Officers.

         Sections 1741-1743 of the Pennsylvania Business Corporation Law of 1988, as amended (the "BCL"), the law of the Commonwealth in which the Registrant is organized, requires a corporation, subject to limitations, to indemnify its officers and directors against expenses, including attorneys' fees, judgments, fines and certain settlements, actually and reasonably incurred by them in any suit or proceeding to which they are parties, as long as they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation, and with respect to a criminal action or proceeding, as long as they had no reasonable cause to believe their conduct to be unlawful. The Registrant's By-laws provide that the Registrant shall indemnify the Registrant's officers and directors against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement, actually and reasonably incurred by them in any action or proceeding, whether criminal, civil, administrative or investigative, to which they are a party, except in any case where the act or failure to act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness.

         The By-laws of the Registrant also contain certain provisions, permitted by the BCL, which eliminate the personal liability of directors of the Registrant to others, including the Registrant and the Registrant's shareholders, for money damages relating to any action taken or omitted to be taken by the director, unless the director breached or failed to perform his duties in good faith, in a manner he reasonably believed to be in the best interests of the Registrant and with such care, including reasonable inquiry, skill and diligence, as a person or ordinary prudence would use under similar circumstances, and such failure constituted self-dealing, willful misconduct or recklessness. In effect, the By-laws eliminate the liability of the Registrant's directors for negligent and grossly negligent business decisions. Such elimination of directors' monetary liability limits the ability of the Registrant and the Registrant's shareholders to bring claims against directors of the Registrant.

         The Registrant maintains an insurance policy that insures the Registrant's officers and directors against losses arising from claims brought against them for any negligent act, error, omission, breach of duty, misstatement or other act while acting in their capacities as officers or directors. The policy includes certain standard coverage exclusions and deductibles.

Item 16. Exhibits.

5.1   Opinion of Butera, Beausang, Cohen & Brennan PC.

23.1  Consent of BDO Seidman, LLP.

23.2  Consent of Ernst & Young LLP.

23.3  Consent of Butera, Beausang, Cohen & Brennan PC (included in Exhibit 5.1).

24.1  Power of Attorney of certain signatories (included on the signature page).

Item 17. Undertakings.

         (a)      The undersigned registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                           (i) To include any prospectus required by section
10(a)(3) of the Securities Act of 1933;

                           (ii) To reflect in the prospectus any facts or events
arising after the effective date of the registration statement (or most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in this Registration Statement;

                           (iii) To include any material information with
respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

                           Provided, however, that paragraphs (a)(1)(i) and
(a)(1)(ii) of this section do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the Registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

                  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                        SIGNATURES AND POWER OF ATTORNEY

         Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of East Norriton, Commonwealth of Pennsylvania on March 30, 2000.

                                        HEALTHAXIS INC.


                                        By:      /s/ Michael Ashker
                                           -------------------------------------
                                                 Michael Ashker, President and
                                                 Chief Executive Officer

         Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons on March 30, 2000 in the capacities and on the dates indicated. Each person whose signature appears below hereby authorizes Alvin H. Clemens and Michael Ashker and each of them, as Attorney-in-Fact, to sign on his behalf individually and in each capacity stated below, and to file any amendments, including post-effective amendments, to this registration statement.


Name                               Title                                              Date
----                               -----                                              ----

 /s/ Michael Ashker                President and Chief Executive Officer              March 30, 2000
---------------------------        (principal executive officer)
Michael Ashker


 /s/ Francis L. Gillan, III        Chief Financial Officer and Treasurer              March 30, 2000
---------------------------        (principal financial and accounting officer)
Francis L. Gillan, III

 /s/ Anthony R. Verdi              Chief Operating Officer                            March 30, 2000
---------------------------
Anthony R. Verdi

 /s/ Alvin H. Clemens              Chairman and Director                              March 30, 2000
---------------------------
Alvin H. Clemens

 /s/ Harold M. Davis               Director                                           March 30, 2000
---------------------------
Harold M. Davis

 /s/ Henry G. Hager                Director                                           March 30, 2000
---------------------------
Henry G. Hager

 /s/ George W. Karr, Jr.           Director                                           March 30, 2000
---------------------------
George W. Karr, Jr.




 /s/ Edward W. LeBaron, Jr.        Director                                           March 30, 2000
---------------------------
Edward W. LeBaron, Jr.

 /s/ Theophile J. Mignatti, Jr.    Director                                           March 30, 2000
-------------------------------
Theophile J. Mignatti, Jr.

 /s/ P. Glenn Moyer                Director                                           March 30, 2000
---------------------------
P. Glenn Moyer


                                  Exhibit Index


Number

5.1      Opinion of Butera, Beausang, Cohen and Brennan PC.

23.1     Consent of BDO Seidman, LLP.

23.2     Consent of Ernst & Young LLP.

23.3     Consent of Butera, Beausang, Cohen and Brennan PC (included in
         Exhibit 5.1).

24.1 Power of Attorney of certain signatories (included on the signature page).